Exhibit 4.8

Exhibit 4.8

DATED                                        2004

BARCLAYS BANK PLC (1)

- And -

MATTHEW W BARRETT (2)

CONTRACT OF EMPLOYMENT

(21/06/04)

This Agreement is made the          day of                    2004

BETWEEN:

(1)	BARCLAYS BANK PLC (a company registered in England and Wales under no. 1026167) whose registered office is at 54 Lombard Street, London EC3P 3AH (“Barclays”) and;

(2)	Matthew W Barrett – Detail Omitted

WHEREAS:

Mr Barrett has been employed by Barclays as Group Chief Executive and the parties wish his employment to continue on the terms and conditions set out in this Agreement in substitution for any previous agreement or arrangement.

IT IS HEREBY AGREED:

1.	DEFINITIONS

1.1	In this Agreement:

“Associated Company” means any company which for the time being is:

(i)	a holding company (as defined by Section 736 of the Companies Act 1985) of Barclays;

(ii)	a subsidiary (as defined by Section 736 of the Companies Act 1985) of Barclays or of its holding company;

(iii)	a company over which Barclays has control within the meaning of Section 840 of the Income and Corporation Taxes Act 1988; or

(iv)	a subsidiary undertaking of Barclays as defined by Section 258 of the Companies Act 1985.

“Barclays Group” means Barclays and any Associated Company and “member of the Barclays Group” shall be construed accordingly;

“Board” means the Board of Directors of Barclays and any duly appointed committee of the Board.

1.2	References to any statute includes any modification or re-enactment of it.

2.	APPOINTMENT AND TERM

2.1	This Agreement shall take effect on 1 September 2004 (“the Effective Date”) and continue until terminated as provided in this Agreement.

2.2	From the Effective Date Barclays shall continue to employ Mr Barrett and Mr Barrett shall serve Barclays as Group Chairman. The principal accountabilities are set out in the attachment to this contract. Mr Barrett shall remain a director of Barclays PLC and Barclays Bank PLC, but cease to be Group Chief Executive and cease to be a member of the Group Executive Committee. Mr Barrett’s duties as a director of Barclays or any member of the Barclays Group are subject to the Articles of Association of the relevant company for the time being.

2.3	Subject to clause 13, Mr Barrett’s employment may be terminated on:

2.3.1	12 months’ written notice given at any time by Barclays to Mr Barrett; or

2.3.2	6 months’ written notice given at any time by Mr Barrett to Barclays.

3.	DUTIES

3.1	During his employment, Mr Barrett shall:

3.1.1	diligently perform such duties and exercise such powers and functions not inconsistent with the role referred to in Clause 2.2 above as may reasonably be assigned to or vested in him from time to time by the Board in relation to the Barclays Group;

3.1.2	faithfully and loyally serve Barclays to the best of his ability and use his utmost endeavours to promote the interests of the Barclays Group to the best of his ability;

3.1.3	comply with all reasonable requests, instructions and regulations given by the Board, and promptly provide such explanations, information and assistance as to his activities in the business of the Barclays Group as they may reasonably require;

3.1.4	neither engage in any activities which would detract from the proper performance of his duties under this Agreement, nor without the prior written consent of the Board (such consent not to be unreasonably withheld) in any capacity including as director, shareholder, principal, consultant, agent, partner or employee engage or be concerned or interested directly or indirectly in any other trade, business or occupation whatsoever. This clause shall not prevent Mr Barrett holding shares for investment purposes only of securities, which do not exceed five per cent (5%) in nominal value of the share capital or stock of any class of any company quoted on a recognised stock exchange;

3.1.5	without prejudice to Mr Barrett’s obligations under this clause 3, it is acknowledged by the parties that they currently expect that from 1 January 2005, Mr Barrett’s duties will require him to devote on average over the year approximately 60% of the time required in a full-time role. Mr Barrett will continue to work on a full-time basis from the Effective date until 31 December 2004.

3.2	Notwithstanding the provisions of clause 3.1, Barclays shall:

3.2.1	be entitled during any period when Mr Barrett is prevented by illness, accident or other incapacity from properly performing his duties or when Mr Barrett is suspended pursuant to 3.2.3 or 3.3 below to appoint another person or persons to act jointly with him so long as such circumstances prevail;

3.2.2	have the right to suspend at any time Mr Barrett from the performance of any duties or exclude him from any premises of Barclays to allow it to undertake any investigation including, but not limited to, any investigation under the disciplinary procedure or failure to obtain or hold any regulatory authorisations necessary to fulfil the position held by Mr Barrett, provided that such period of suspension lasts 28 days unless it is reasonably necessary to carry out a longer investigation.

3.3	If either party has given notice to terminate employment, Barclays may, in its absolute discretion, at any time require Mr Barrett to cease performing his job and/or not to attend at his place of work for the whole or part of his notice period (not exceeding six months in aggregate). Mr Barrett’s salary and contractual benefits will not be affected by reason of Barclays exercise of its powers under this clause. For the avoidance of doubt, during any period of garden leave under this clause, Mr Barrett shall remain bound by the terms and conditions of his employment (except as expressly included in this clause) and, in particular, by his obligations of confidentiality and good faith to Barclays.

3.4	During any period of suspension under clause 3.2.2 or any period of garden leave under clause 3.3, Barclays shall have the right to require Mr Barrett not to speak to or otherwise communicate with any director or employee of any member of the Barclays Group or any person, firm or company who at the date of such suspension or exclusion is a client or customer of any member of the Barclays Group, without the prior consent of the Board (not to be unreasonably withheld). It is agreed that this sub-clause shall not apply to non-business communications.

4.	DEALING RULES

4.1	Mr Barrett hereby agrees to be bound by and comply with the Barclays Group Share Dealing Code or with any more stringent dealing rules that Barclays notifies to Mr Barrett are applicable to him.

5.	REMUNERATION AND REIMBURSEMENT OF EXPENSES

5.1	Mr Barrett will continue to receive his existing basic salary at a rate of £1,100,000 per annum from the Effective Date until 31 December 2004. He will also continue to be eligible for the existing notional pension investment of £990,000 per annum until 31 December 2004, and will also be eligible for discretionary performance-related bonus in respect of the full 2004 performance year.

5.2	Barclays shall pay Mr Barrett a basic salary at the rate of £650,000 per annum from 1 January 2005, payable in arrears by equal monthly instalments on or by the last day of each month. Mr Barrett’s basic salary is inclusive of any fees to which Mr Barrett may be entitled as a director of any member of the Barclays Group. Mr Barrett’s basic salary shall be reviewed from time to time and may in the sole discretion of the Board on the recommendation of the Remuneration Committee be increased following any such review.

5.2	Barclays shall reimburse to Mr Barrett all travelling, hotel, entertainment and other expenses properly and reasonably incurred by him in the performance of his duties under this Agreement and properly claimed and vouched for in accordance with Barclays current expense reporting procedure.

6.	PREVIOUSLY ACCUMULATED PENSION, AND LIFE ASSURANCE

6.1	During his term as Group Chief Executive, pension benefits were provided for Mr Barrett via an unfunded unapproved pension arrangement (the “Unapproved Scheme”) to which Barclays made a notional investment each month. Notional investments will cease to be made from 1 January 2005. However, the notional fund will continue to accrue notional investment return fixed at 0.6% per month compound. The Unapproved Scheme will be valued by reference to the accrued notional value (ie the previously accumulated notional investment and notional return in that notional investment) (the “Notional Fund”). Appropriate records will be kept of the value of the Notional Fund held for the Unapproved Scheme and a statement will be sent to Mr Barrett at regular intervals (no less frequently than quarterly).

6.2	At any time after the termination of Mr Barrett’s employment and before attaining age 75 and upon Mr Barrett giving at least one month’s written notice, Barclays will, in accordance with the terms of that written notice:

6.2.1	exchange all or part of the accumulated value of the Notional Fund for a pension (the design of which must come within the Inland Revenue rules for tax-approved Occupational Pension Schemes). Barclays will offer such a pension on the same terms as are made available by an authorised UK insurance company for purchased life annuities. Any tax or employee’s National Insurance resulting from the exchange of the lump sum for a pension would be borne by Mr Barrett;

6.2.2	pay to Mr Barrett (less any deductions it is obliged by law to withhold), within one calendar month of receipt of Mr Barrett’s written notice, the accumulated value of the Notional Fund as at the date of payment in the Unapproved Scheme as a lump sum.

For the avoidance of doubt, Mr Barrett is entitled to choose 6.2.1 or 6.2.2, or a combination of the two options.

6.3	In the event of Mr Barrett’s death, whether or not Mr Barrett is employed by Barclays, the Notional Fund accumulated to that date will be paid to such person or persons as Mr Barrett nominates. Barclays will deduct any taxes it is obliged by law to withhold.

6.4	Barclays will provide, for the duration of Mr Barrett’s employment, death in service cover of four times the basic salary referred in clause 5.1 of this Agreement as follows:

6.4.1	To the extent permitted by the Inland Revenue, cover will be provided through the Barclays Bank UK Retirement Fund. The Inland Revenue limits the coverage Mr Barrett may receive through the

Barclays Bank UK Retirement Fund by a cap on pensionable earnings, currently £102,000 per annum.

6.4.2	Death lump sum coverage on Mr Barrett’s salary above the Inland Revenue cap will be provided, if Mr Barrett so chooses, by an unapproved life cover arrangement. Barclays will pay the costs of this cover, but Mr Barrett will be responsible for paying any income tax due on the benefit.

6.4.3	Apart from the death in service lump sum cover set out above, Mr Barrett will not become a member of the Barclays Bank UK Retirement Fund.

7.	OTHER BENEFITS

7.1	Subject to the rules of the relevant schemes from time to time in force, Barclays will continue to provide the following benefits, referred to in 7.1.1, to Mr Barrett. For the avoidance of doubt, these benefits are provided at the discretion of Barclays and do not create enforceable contract terms under the Contracts (Rights of Third Parties) Act 1999. Barclays shall have the right to change these arrangements or withdraw the provision of these benefits as it sees fit, and/or give notice to lawfully terminate this Agreement as specified in clause 2.3, provided that, in changing or withdrawing such benefits, Mr Barrett is treated no less favourably compared with the general treatment of the executive directors of Barclays.

7.1.1	Medical cover will be available through the Barclays Healthcare Trust or any substitute scheme operated by Barclays for its employees. Medical cover may be provided for Mr Barrett’s spouse and dependants at his cost through a separate scheme. All cover will cease on leaving employment whether on retirement, resignation or for any other reason.

7.2	Barclays will pay the costs of tax and/or financial advice, provided by advisers chosen by Mr Barrett, subject to a maximum cost of £20,000 per annum. Barclays will pay the costs of this advice, but Mr Barrett will be responsible for paying any income tax due on the benefit.

7.3	Mr Barrett will cease to be eligible for further awards under the Incentive Share Option Plan (ISOP). However, because his employment with Barclays continues under this Agreement, he will retain his outstanding awards under the ISOP subject to the Rules of the plan. Mr Barrett will also retain his outstanding awards under the Executive Share Award Scheme (ESAS), subject to the Rules of the plan.

8.	HOLIDAYS

8.1	Mr Barrett shall be entitled to 23 working days’ paid holiday, including Bank and Public Holidays, during each holiday year, which runs from 1 March to the end of February the following year. Regulation 15(1-4) of the Working Time Regulations 1998 (dates on which leave is taken) do not apply. Any unused part of his holiday entitlement cannot be carried over to a subsequent holiday year.

8.2	If Mr Barrett leaves during a holiday year, his holiday entitlement will be recalculated as 2 day’s holiday, including Bank and Public Holidays, for each completed month worked in the year. If when Mr Barrett is leaving his employment he has taken less holiday than his accrued entitlement, he will be paid salary in lieu of any outstanding holiday entitlement. If when Mr Barrett is leaving he has taken more holiday than his accrued entitlement, he will have to repay to Barclays any salary received in excess of his proportionate holiday entitlement. One day’s holiday pay will be deemed to be 1/156th of his annual basic salary.

9.	INCAPACITY

9.1	If Mr Barrett shall at any time be prevented by illness or accident or other incapacity from properly performing the duties of his employment, he shall report this fact forthwith to the Company Secretary . Mr Barrett may be asked to submit to a medical examination as directed by Barclays.

9.2	Subject to Mr Barrett complying with clause 9.1, if as a result of illness or accident or other incapacity Mr Barrett is unable to perform his duties, he will be eligible to receive his basic salary for a period of 26 weeks (whether consecutive or not) in any period of 12 consecutive months. Thereafter Barclays may by notice to Mr Barrett discontinue payment in whole or in part of his salary until such incapacity shall cease or terminate this Agreement. Any payment will be subject to the deduction of any Statutory Sick Pay or social security or other benefits payable to Mr Barrett including any sums recoverable from a third party. The qualifying days for Statutory Sick Pay purposes are Monday to Friday. For the avoidance of doubt, Barclays has the right at any time to serve notice to terminate this Agreement under clause 2.3.

10.	INTELLECTUAL PROPERTY

10.1	Mr Barrett will promptly disclose to Barclays and keep confidential all inventions, copyright works, designs or technical know-how conceived or made by him alone or with others in the course of his employment. Mr Barrett will hold all such intellectual property in trust for Barclays and will do everything necessary or desirable at Barclays expense to vest the intellectual property fully in Barclays and/or to secure patent or other appropriate forms of protection for the intellectual property. Decisions as to the protection or exploitation of any intellectual property shall be in the absolute discretion of Barclays.

11.	CONFIDENTIAL INFORMATION

11.1	Mr Barrett shall not during his employment (except as necessary for the proper performance of his duties) or at any time after its termination (save for the right to comment appropriately to the extent that the same affects his reputation, upon any information in the public domain otherwise than as a result of breach of duty by him) for any reason whatsoever disclose to any person whatsoever or otherwise make use of any confidential or secret information which he has or may have acquired in the course of his employment concerning the business or affairs of any member of the Barclays Group or any of their suppliers or customers.

11.2	Confidential information includes but is not limited to:

11.2.1	corporate and marketing strategy, business development plans, sales reports and research results;

11.2.2	business methods and processes, technical information and know-how relating to the Barclays Group’s business and which is not available to the public generally, including inventions, designs, programmes, techniques, database systems, formulae and ideas;

11.2.3	business contacts, lists or details of customers and suppliers and details of contacts with them, their business or affairs;

11.2.4	information on employees and the terms and conditions of their employment, details of employee benefits, incentive schemes/plans, salary scales, trade union/employee disputes current or anticipated;

11.2.5	information or details of any actual, potential or threatened litigation, legal action, claim, dispute or arbitration against or with any member of the Barclays Group or any director, officer or employee of the Barclays Group in such capacity and any information in respect of provisions for any such action;

11.2.6	budgets, management accounts, trading statements and other financial reports; and

11.2.7	unpublished price sensitive information relating to shares or securities listed or dealt in on any recognised stock exchange.

11.3	Mr Barrett shall at all times comply with any relevant Barclays policies on the security of information and shall use his best endeavours to prevent any unauthorised publication or disclosure of any confidential or secret information.

11.4	The restrictions in this clause 11 shall not apply in respect of information in the public domain (save as a result of default by Mr Barrett) or if such information is required to be produced by a court of law, or by a governmental or regulatory body.

12.	RESTRICTIVE COVENANTS

12.1	Mr Barrett shall not without the prior written consent of the Board (such consent to be withheld only so far as may be reasonably necessary to protect the legitimate interests of the Barclays Group) either on his own behalf or on behalf of any other person, firm or company:

12.1.1	for a period of 6 months from the termination of Mr Barrett’s employment be engaged or interested (whether as a director, shareholder, principal, consultant, agent, partner or employee) in any business within the European Union which is competitive or likely to be competitive with any business of the Barclays Group in the provision of banking or financial services and which is carried on by the Group as at the date Mr Barrett’s employment terminates;

12.2.2	for a period of 12 months from the termination of Mr Barrett’s employment (directly or indirectly) induce or attempt to induce or entice away any director, officer or employee of executive status to leave the employment of the Barclays Group and with whom Mr Barrett had material dealings in the 12 months prior to the termination of his employment.

12.2	Each of the restrictions contained in clauses 12.1.1, and 12.1.2 of this clause are considered by the parties to be reasonable in all the circumstances as at the date of this Agreement. However, the parties agree that if any one or more of such restrictions shall be judged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Barclays Group but if words were deleted or the period was reduced or the range of activities or area covered was reduced in scope would be valid the restrictions shall be deemed to apply with such modifications as may be necessary to make them valid and effective. Any such modification shall not affect the validity of any other restriction contained in this Agreement.

12.3	The period of restriction stated in clause 12.1 shall be reduced by the length of time, if any, that Mr Barrett is suspended from his duties pursuant to clause 3.3.

13.	TERMINATION ON THE HAPPENING OF CERTAIN EVENTS

13.1	Without prejudice to any remedy Barclays may have against Mr Barrett for breach or non-performance of any of the provisions of this Agreement, and irrespective of whether the grounds for termination arose before or after Mr Barrett’s employment began, Barclays may, without thereby incurring any obligation to pay compensation (including, but without limitation, any payment in lieu of notice, save in relation to payments accrued and owing at the date of termination) immediately determine Mr Barrett’s employment by notice in writing to him if he shall:

13.1.1	become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim order under the Insolvency Act 1986 or make any arrangements or composition with his creditors; or

13.1.2	be convicted of any criminal offence (other than a road traffic offence not involving a custodial sentence or an offence which, in the reasonable opinion of Barclays, does not affect Mr Barrett’s position as an employee of Barclays, bearing in mind the nature of his duties and the capacity in which he is employed); or

13.1.3	commit any act of dishonesty whether relating to any member of the Barclays Group, other employees or otherwise; or

13.1.4	be guilty of any serious misconduct or any conduct calculated or tending to bring any member of the Barclays Group or himself into disrepute or be guilty of any material breach or material non-observance of any of the provisions of this Agreement or be guilty of any serious negligence in carrying out his duties properly assigned to him under this Agreement; or

13.1.5	cease to hold or fail to obtain any regulatory approvals or consents which are required for the effective discharge by Mr Barrett of any duties assigned to him save where such cessation or failure is as a result of a default by any member of the Barclays Group.

13.2	Barclays reserves the option, in its absolute discretion, to give notice that Mr Barrett’s employment will terminate with immediate effect and to pay him his basic salary subject to deductions for income tax and national insurance contributions (as appropriate) in equal instalments at such time(s) as he would have received such payment(s) of basic salary had he been required to remain in employment for the whole or remainder of his notice period. The amount of such payment(s) shall be pro rated for the applicable period of the notice period. Benefits referred to in clauses 6.4 and 7 will be provided to Mr Barrett as if he had remained in service for the applicable period of the notice period. Mr Barrett acknowledges and accepts his obligation to mitigate his loss by seeking comparable new employment. If Mr Barrett mitigates his loss by commencing alternative employment or by obtaining employment for his services during the period in which payments of basic salary are due, Barclays reserves the right to cease or reduce further payment and to cease providing or reduce the benefits referred to in clauses 6.4 and 7.

14.	RETURN OF BARCLAYS DOCUMENTS

14.1	Upon the termination of his employment for whatever reason, Mr Barrett shall deliver up to Barclays all vehicles, keys, credit cards, correspondence, documents, specifications, reports, papers and records (including any computer material such as discs or tapes) and any other property of any kind relating to the business of or belonging to any member of the Barclays Group which may be in his possession or under his control. Mr Barrett shall also deliver up all copies of such documents, which he has in his possession or under his control. Mr Barrett shall be entitled to have reasonable access to Board minutes and documentation referred to them in respect of a period during which he is a director of Barclays.

14.2	Following the termination of his employment for whatever reason, Mr Barrett shall not at any time represent himself as still being connected with any member of the Barclays Group.

15.	STAFF HANDBOOK

15.1	The employment of Mr Barrett shall also be governed by the terms and conditions applicable to Barclays staff contained in the Barclays Staff Handbook ‘You & Barclays’ (as may be amended from time to time) except where these are inconsistent with, or specifically dealt with by, the provisions of this Agreement, in which case the provisions of this Agreement shall apply.

16.	STATUTORY REQUIREMENTS

16.1	The following particulars are given in compliance with the requirements of Section 1 of the Employment Rights Act 1996.

16.1.1	the employment of Mr Barrett by Barclays began on 15 September 1999. No employment with a previous employer will count as part of his continuous employment with Barclays.

16.1.2	Mr Barrett agrees that the maximum weekly working time as set out in Regulation 4 of the Working Time Regulations 1998 shall not apply in relation to his employment because his working time is not measured or predetermined or can be determined by Mr Barrett.

16.1.3	Barclays has a disciplinary and grievance procedure, details of which are in the staff manual. Barclays’ disciplinary procedure is not incorporated by reference in this Agreement and therefore does not form part of Mr Barrett’s contract of employment. If Mr Barrett has a grievance in relation to his employment or is dissatisfied with a disciplinary decision against him he may apply in writing to the Company Secretary.

16.1.4	While Mr Barrett’s initial place of work will be London, he will work at and/or travel to such places (inside and outside the United Kingdom) as Barclays may require from time to time provided that he shall not be required to be based at a location outside a reasonable commuting distance of his current home address. If Mr Barrett is required to work outside the UK for a period in excess of one month, the additional terms that will apply will be notified to him.

16.1.5	There are no collective agreements with any trade unions which directly affect the terms and conditions of Mr Barrett’s employment.

17.	NOTICES

17.1	Any notice to be given under this Agreement shall be in writing. Notice to Mr Barrett shall be sufficiently given by being delivered personally to him or by being sent by first class post addressed to him at the address stated in this Agreement or the last place of residence in the UK notified to Barclays by Mr Barrett. Notice to Barclays shall be sufficiently given by being delivered to the Group Secretary or by being sent by first class post to the registered office of Barclays addressed for the attention of the Group Secretary. Any notice if posted shall be deemed served upon the third day following that on which it was posted.

18.	APPLICABLE LAW

18.1	English law shall apply to this Agreement and the parties submit to the jurisdiction of the English courts.

19.	MISCELLANEOUS

19.1	This Agreement, together with any documents referred to in it, sets out the whole agreement between the parties relating to and cancels all previous agreements, representations and arrangements in connection with Mr Barrett’s employment by Barclays.

19.2	No omission to exercise or delay in exercising any right, power or remedy provided to Barclays by law or under this Agreement will be a waiver of it.

19.3	Termination of this Agreement shall not affect any provisions, which are intended to operate after termination.

19.4	For the purposes of the Employment Rights Act 1996 or otherwise, Mr Barrett hereby consents to the deduction of any sums owing by him to any Barclays at any time from his salary or any other payment due from Barclays to Mr Barrett and he hereby also agrees to make a payment to Barclays of any sums owed by him to Barclays upon demand by Barclays at any time.

19.5	During Mr Barrett’s employment, he must comply with Barclay’s policies and procedures relating to the Data Protection Act 1998. This means that Mr Barrett consents to Barclays processing any data relating to him, where it is necessary or reasonably required for the conduct of Barclays business. This may include personal data as well as documentation relating to Mr Barrett’s absence from work through sickness or injury. Further details of the type of data that is covered by this provision can be found in the Barclays Staff Handbook.

IN WITNESS the hands of the parties hereto

(SIGNED BY a duly
(Authorised signatory for
(and on behalf of Barclays

SIGNED BY Mr Barrett

Attachment

Group Chairman, Principal accountabilities

•	Manage the business of the Board and set its agenda, taking full account of the issues and the concerns of Board members. Ensure that agendas are forward looking and concentrate on strategic matters.

•	Ensure that members of the Board receive accurate, timely and clear information in particular about the company’s performance, to enable the Board to take sound decisions, monitor effectively and provide advice to promote the success of the company.

•	Keep under review, with the Board, the general progress and long-term development of the Group.

•	Ensure effective communication with shareholders and ensure that members of the Board develop and maintain an understanding of the views of major investors and other key stakeholders.

•	Manage the Board to ensure that sufficient time is allowed for discussion of complex or contentious issues, where appropriate arranging for informal meetings beforehand to enable thorough preparation for the Board discussion.

•	Promote the highest standards of corporate governance, seeking compliance with the provisions of the Combined Code wherever possible.

•	Ensure that the Board is able to discharge its duties and comply with the requirements of statutory/regulatory bodies that affect the functioning and responsibilities of the Board.

•	Ensure that a properly constructed induction programme is provided for new directors.

•	Consider and address the development needs of individual directors, and the Board as a whole, to maintain the necessary depth and breadth of knowledge and skills, and enhance the effectiveness of the Board as a team.

•	Ensure that the performance of individual Board members, and of the Board as a whole, is evaluated at least once a year.

•	Ensure, subject to the views of the Remuneration Committee, that members of the Board are appropriately rewarded.

•	Encourage active engagement by members of the Board.

The Chairman will also:

•	Establish a close relationship of trust with the Chief Executive, providing support and advice while respecting executive responsibility.

•	Uphold the highest standards of integrity and probity.

•	Set the style and tone of Board discussions to promote effective decision-making and constructive debate.

•	Promote effective relationships and open communication, both inside and outside the Boardroom, between non-executive directors and the executive team.

•	Build an effective and complementary Board, initiating change and planning succession and Board appointments, working with the Nominations Committee.

•	Ensure clear structure for and the effective running of Board committees.

•	Provide coherent leadership for the company, including representing the company and understanding the views of shareholders.